Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, NY 10036-2711	T. +1.212.262.6900 F. +1.212.977.1649 perkinscoie.com

October 1, 2025 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attention:	Gus Rodriguez
John Cannarella
Cheryl Brown
Kevin Dougherty

Re:	Apex Treasury Corp

Registration Statement on Form S-1

Filed August 11, 2025

File No. 333-289485

Ladies and Gentlemen:

On behalf of our client, Apex Treasury Corporation, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), contained in the Staff’s letter dated September 5, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form S-1 filed August 11, 2025

Summary

The Offering

Conflict of Interest, page 43

1.	We note your disclosure that pursuant to a letter agreement, your sponsor, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial business combination and shareholder vote to approve an amendment to your charter. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item 1603(a)(8) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 37, 44, 139, 164 and 175.

United States Securities and Exchange Commission

October 1, 2025

Risk Factors

We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act..., page 98

2.	We note that you are an emerging growth company and a smaller reporting company. Please revise your risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 98.

Capitalization, page 110

3.	You disclose an over-allotment option liability of $318,500 in the As Adjusted column on June 30, 2025. Please disclose the model and the assumptions used to estimate the over-allotment option liability at June 30, 2025.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 108 and 109.

4.	Please provide us with a roll-forward of your actual June 30, 2025 accumulated deficit of $18,774 to the as adjusted, accumulated deficit of $9,013,107.

Response: Respectfully, as requested, the roll-forward of the actual June 30, 2025 accumulated deficit to the as adjusted accumulated deficit is as follows:

Total Additional Paid in Capital at June 30:

Proceeds from Sale of IPO Units	249,997,500

Private Placement Proceeds	7,000,000

Shares Subject to Conversion	(249,997,500)

Underwriting Discount (upfront plus deferred)	(15,000,000)

Over-allotment Liability	(318,500)

Offering Expenses	(700,000)

APIC for the issuance of the founder shares	24,167
Total APIC at June 30:	(8,994,333	)(a)

(a)	Adjustment required to properly reclassify negative Additional Paid In Capital to $0.

Total Accumulated Deficit at June 30:
Actual Accumulated Deficit at June 30	(18,774)

Reclassification of negative APIC to Accumulated Deficit	(8,994,333)
Total as adjusted accumulated deficit	(9,013,107)

* * *

United States Securities and Exchange Commission

October 1, 2025

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	Hugh Cochrane, Apex Treasury Corporation

3